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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                                                OMB APPROVAL
                                                       -------------------------
                                                       OMB Number:  3235-0145
                                                       Expires:  August 31, 1999
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                                                       hours per response..14.90
                                                       -------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   1   )*
                                           ------

                           WIRELESS FACILITIES, INC.
                           -------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.001
                         -----------------------------
                         (Title of Class of Securities)


                                  97653A 10 3
                                  -----------
                                 (CUSIP Number)


                               December 31, 2000
                               -----------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

                               Page 1 of 4 pages

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---------------------                                         -----------------
CUSIP No. 97653A 10 3               13G                       Page 2 of 4 Pages
---------------------                                         -----------------

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
      MASOOD TAYEBI
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*
      (a)

      (b)
------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United Kingdom
------------------------------------------------------------------------------
      NUMBER OF             5  SOLE VOTING POWER

       SHARES                  9,443,355
                            --------------------------------------------------
    BENEFICIALLY            6  SHARED VOTING POWER

      OWNED BY                 0
                            --------------------------------------------------
        EACH                7  SOLE DISPOSITIVE POWER

      REPORTING                9,443,355
                            --------------------------------------------------
       PERSON               8  SHARED DISPOSITIVE POWER

        WITH:                  0
------------------------------------------------------------------------------
9                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON

                         9,443,355
------------------------------------------------------------------------------
10                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                         CERTAIN SHARES*                                 [ X ]

------------------------------------------------------------------------------
11                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         21.8%
------------------------------------------------------------------------------
12                       TYPE OF REPORTING PERSON*
                         IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 4 pages
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Item 1(a).    Name of Issuer:

              Wireless Facilities, Inc.
              -------------------------

Item 1(b).    Address of Issuer's Principal Executive Offices:

              4810 Eastgate Mall
              ------------------
              San Diego, CA  92121
              --------------------

Item 2(a).    Name of Person Filing:

              Masood Tayebi
              -------------

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              4810 Eastgate Mall
              ------------------
              San Diego, CA  92121
              --------------------

Item 2(c).    Citizenship:

              United Kingdom
              --------------

Item 2(d).    Title of Class of Securities:

              Common Stock
              ------------

Item 2(e).    CUSIP Number:

              97653A 10 3
              -----------

Item 3.  Not applicable.

Item 4.  Ownership.

         (a)  Amount Beneficially Owned:

              9,443,355/1/

         (b)  Percent of Class:  21.8%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote: 9,443,355/2/
              (ii)  shared power to vote or to direct the vote: 0
              (iii) sole power to dispose or to direct the disposition of:
                    9,443,355/2/
              (iv)  shared power to dispose or to direct the disposition of: 0


-------------------
/1/ Does not include 1,124,913 shares held by a limited partnership which includes the reporting person and members of his family as limited partners. The reporting person is not the general partner of such partnership, and disclaims beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Act of 1934.
/2/ Includes 375,000 shares which the reporting person has the right to acquire within sixty days pursuant to a power to revoke a trust. The reporting person does not otherwise hold or share voting or investment power over these 375,000 shares.

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Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Other persons have the right to receive dividends from, and the proceeds from the sale of, an aggregate of 375,000 shares held by a revocable trust settled by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 14, 2001
                                    ------------------------------------------
                                    Date

                                    /s/  Masood Tayebi
                                    ------------------------------------------
                                    Signature

                                    Masood Tayebi
                                    ------------------------------------------
                                    Name/Title

                               Page 4 of 4 pages